06005082

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MONTAUK SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PARKWAY 109 OFFICE CENTER, 328 NEWMAN SPRINGS ROAD
(No. and Street)

RED BANK (City) NEW JERSEY (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT I. RABINOWITZ, ESQ. 732-842-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAZAR, LEVINE & FELIX, LLP
(Name – *if individual, state last, first, middle name*)

65 MADISON AVENUE (Address) MORRISTOWN (City) NEW JERSEY (State) 07962 (Zip Code)

PROCESSED
JUN 13 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MINDY A. HOROWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MONTAUK SECURITIES CORP., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OLGA C. BRADSHAW
Notary Public-State of New Jersey
No. 2326251
My Commission Expires March 11, 2010

Mindy Horowitz
Signature

CHIEF FINANCIAL OFFICER
Title

Olga C. Bradshaw
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent audutors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MONTAUK SECURITIES CORP.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2005
(See Independent Auditors' Report)

- INDEX -

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
First Montauk Securities Corp.
Red Bank, New Jersey

We have audited the accompanying statement of financial condition of First Montauk Securities Corp. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Securities Corp. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of supplemental analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine & Felix LLP
LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 27, 2006

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138 T 973 267 1414 / F 973 326 9157 **Other Offices:** NEW YORK, NY / T 212 736 1900 PARSIPPANY, NJ / T 973 428 3200 www.lazarcpa.com

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(See Independent Auditors' Report)

- ASSETS -

ASSETS:	
Cash and cash equivalents	$ 1,371,450
Due from First Montauk Financial Corp, parent	430,385
Due from clearing firm	4,756,646
Securities owned, at market value	303,612
Prepaid expenses	178,513
Employee and broker receivables, net of reserve for bad debts of $1,085,135	309,199
Furniture, equipment and leasehold improvements, net	322,143
Other assets	552,935
TOTAL ASSETS	$ 8,224,883

- LIABILITIES AND STOCKHOLDER'S EQUITY -

LIABILITIES:	
Commissions payable	$ 2,027,380
Accounts payable	445,964
Accrued expenses	1,242,831
Income taxes payable	32,000
Securities sold, not yet purchased, at market value	3,564
Capital leases payable	8,555
Other liabilities	55,064
TOTAL LIABILITIES	3,815,358
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.0001 per share; 1,000,000 shares authorized, issued and outstanding	100
Additional paid in capital	7,610,657
Accumulated deficit	(3,201,232)
TOTAL STOCKHOLDER'S EQUITY	4,409,525
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,224,883

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(See Independent Auditors' Report)

REVENUES:	
Commissions	$ 37,493,733
Principal transactions	5,578,820
Investment banking	6,640,402
Interest and other income	3,222,503
TOTAL REVENUES	52,935,458
EXPENSES:	
Commissions, employee compensation and benefits	43,734,908
Clearing and floor brokerage	1,926,005
Communications and occupancy	2,477,334
Legal matters and related costs	1,496,112
Other operating expenses	2,501,449
Interest	4,850
TOTAL EXPENSES	52,140,658
Income before provision for state income taxes	794,800
Provision for state income taxes	63,685
NET INCOME	$ 731,115

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005
(See Independent Auditors' Report)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2005	$ 100	$ 7,610,657	$ (3,932,347)	$ 3,678,410
NET INCOME	-	-	731,115	731,115
BALANCE AT DECEMBER 31, 2005	$ 100	$ 7,610,657	$ (3,201,232)	$ 4,409,525

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(See Independent Auditors' Report)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 731,115
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	289,402
(Increase) decrease in operating assets:	
Due from clearing firm	1,059,173
Securities owned	67,108
Prepaid expenses	12,788
Employee and broker receivables	239,041
Due from First Montauk Financial Corp., parent	(1,066,650)
Other assets	(2,868)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	(170,763)
Commissions payable	(472,413)
Accounts payable	(156,203)
Accrued expenses	403,682
Income taxes payable	17,000
Other liabilities	52,400
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,002,812
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Additions to furniture, equipment and leasehold improvements	(42,719)
CASH FLOWS USED IN FINANCIAL ACTIVITIES:	
Payments of capital leases	(8,266)
Net increase in cash and cash equivalents	951,827
Cash and cash equivalents at beginning of year	419,623
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,371,450
Cash paid during the period for:	
Interest	$ 4,850
Income taxes	$ 45,374

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
(See Independent Auditors' Report)

NOTE 1 NATURE OF BUSINESS:

First Montauk Securities Corp. (the "Company"), a New York corporation, is a wholly-owned subsidiary of First Montauk Financial Corp. ("FMFC").

The Company is primarily engaged in securities brokerage, investment banking and proprietary trading. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), facilitates principal and agency transactions, and performs underwriting and investment banking services. Customers are primarily located throughout the United States.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers, execute trades or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3.

NOTE 2 SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Revenue Recognition:

Securities transactions, commission income, sales concessions from participation in syndicate offerings, and related commission expenses are recorded on a trade date basis. Underwriting fees are recorded when the underwriting is competed and the income is readily determinable.

Securities owned are stated at quoted market value and securities not readily marketable are valued at estimated fair values with unrealized gains and losses included in earnings.

(b) Depreciation and Amortization:

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are computed generally on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years, or terms of the leases, whichever is shorter, respectively.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(c) *Advertising:*

The Company expenses advertising costs as incurred. Total advertising expenses were $53,898 for 2005.

(d) *Income Taxes:*

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by FMFC, and files separate state returns except in those states where a consolidated tax return is required. Income taxes are determined on a separate return basis.

(e) *Cash Equivalents:*

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

(f) *Use of Estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Accordingly, actual results could differ from those estimates.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(g) New Accounting Pronouncements:

In December 2004, FASB issued statement No. 123, "Share-Based Payment" (SFAS 123R"). The effective date for small business issuers is the beginning of the first interim or annual reporting period that begins after December 15, 2005. This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R eliminates the alternative to use Opinion No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Recognition of that compensation cost helps users of financial statements to better understand the economic transactions affecting an entity and to make better resource allocation decisions. The Company will adopt SFAS 123R for the calendar year beginning January 1, 2006. The effect of the adoption of this Statement has not yet been determined.

In May 2005, FASB issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, changes in accounting principle were recognized by including the cumulative effect of the change in net income in the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective as of January 1, 2006 and the Company is not able to estimate the impact of the Statement as it relates to future accounting changes and corrections of errors.

NOTE 3 SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, but not yet purchased consist of marketable securities at quoted market values, as follows:

	Owned	Sold, not yet Purchased
Corporate stocks	$ 48,661	
U.S. government agency and exempt obligations	2,677	
Corporate bonds	130,083	$ 1,964
Other	200	1,600
	$ 181,621	$ 3,564

The Company also owns investment securities, some of which are publicly offered and can be sold and some of which cannot be publicly offered or sold until registered under the Securities Act of 1933. At December 31, 2005, these securities consist of stock purchase warrants and stock at an estimated fair value of $121,991.

NOTE 4 EMPLOYEE AND BROKER RECEIVABLES:

Employee and broker commission receivables consist of the following:

Commission advances	$ 293,043
Forgivable loans	151,651
Other loans	949,640
	1,394,334
Less, reserve for bad debt	(1,085,135)
	$ 309,199

The Company has arrangements with certain registered representatives to forgive their loans if they either remain licensed with the Company for an agreed upon period of time, generally one to five years, or meet specified performance goals. The loans are being amortized to commission expense for financial reporting purposes over the term of the loan. Loan amortization expense was $122,155 in 2005.

NOTE 4 EMPLOYEE AND BROKER RECEIVABLES (CONTINUED):

Other loans to employees and registered representatives are either due on demand or payable in installments generally over periods ranging from one to five years with interest rates ranging from 0% to 8% per annum.

NOTE 5 FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 2,952,336
Leasehold improvements	369,294
	3,321,630
Less, accumulated depreciation and amortization	(2,999,487)
	$ 322,143

Depreciation and amortization expense was $289,402 for the year ended December 31, 2005.

NOTE 6 OTHER ASSETS:

Other assets consist of the following:

Commissions and concessions receivable	$ 375,185
Security deposits	144,406
Other receivables	33,344
	$ 552,935

Commissions and concessions receivable include amounts earned on mutual fund, insurance transactions and concessions on syndicate offerings.

NOTE 7 ACCRUED EXPENSES:

Accrued expenses consist of the following:

Legal settlements	$ 730,000
Other accrued expenses	512,831
	$ 1,242,831

NOTE 8 INCOME TAXES:

A state income tax provision of $63,685 was recorded for 2005. No federal tax provision was recorded due to operating losses. The difference between the reported income tax benefit and the income tax benefit that would result from applying federal statutory rates to the pre-tax loss is due to nondeductible expenses, state tax benefits and the tax valuation allowance.

Deferred income taxes arise from reporting certain expenses and income items, principally depreciation, bad debt expense, litigation allowance, unrealized gains and non-deductible expense accruals, in the financial statements in periods different from those in which such amounts are deducted or included for income tax purposes.

In addition, as of December 31, 2005, the Company has federal net operating loss carry forwards of approximately $1,158,000, which expire at various dates through 2023. The Company has established a valuation allowance which completely offsets the benefits of net deferred income tax items because management is uncertain as to their realization.

NOTE 9 COMMITMENTS AND CONTINGENCIES:

(a) ***Operating Leases:***

The Company leases office facilities and equipment under operating leases expiring at various dates through 2010.

Future minimum lease payments as of December 31, 2005 under operating leases with initial non-cancelable terms in excess of one year are:

Year ended December 31,	Amount
2006	$ 875,705
2007	656,015
2008	609,149
2009	609,149
2010	50,762
Total minimum lease payments	$ 2,800,780

NOTE 9 COMMITMENTS AND CONTINGENCIES (CONTINUED):

(b) *Legal Matters:*

The Company is the subject of an inquiry by the New Jersey Bureau of Securities concerning the Company's sale of certain high-yield bonds to certain customers and the subsequent resale to other customers in 2001. The Bureau has not commenced any formal proceedings and the Company is in discussions with Bureau officials in an attempt to resolve the matter. It is anticipated that any resolution will contain a monetary component for which the Company has made an estimated accrual. The Company is also a respondent or co-respondent in various legal proceedings that are related to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage is determined on a case-by-case basis by the insurance carrier and coverage limits within the policy for any individual claim in the aggregate. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on the Company's financial condition, results of operations, and cash flows in any particular quarter or year, or in the aggregate, and could impair the Company's ability to meet the statutory net capital requirements of its securities business.

Management has established a reserve for litigation settlements for the suits related to the high-yield bonds and other litigation that are probable and can be reasonably estimated. The reserve is included in accrued liabilities at December 31, 2005. Management cannot give assurance that this reserve will be adequate to absorb actual costs that may be subsequently incurred. Further, it is not possible to predict the outcome of other matters pending against the Company.

(c) *Clearing Agreement*

In April 2005, the Company entered into a clearing agreement with National Financial Services, LLC ("NFS"). The initial term of the agreement is for eight years. Should the Company decide to terminate the agreement prior to the end of the initial term, it would have to make a payment to NFS of $2,000,000 in year one of the agreement and, in decreasing amounts, down to $250,000 in year eight.

(d) *Employment Agreement:*

In February 2005, the Chief Operating Officer ("COO") was appointed the CEO of the Company and FMFC. FMFC entered into a new employment agreement with the new CEO which superseded his existing agreement. In the event of termination without cause, the new CEO is entitled to a severance payment consisting of accrued compensation, benefit continuation and payment of base salary for the greater of three months or the unexpired term.

NOTE 10 CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories.

The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 11 DEFINED CONTRIBUTION PLAN:

The Company sponsors a defined contribution 401(k) plan covering all participating employees. The Company may elect to contribute to the plan up to 100% of each participant's annual contribution. There were no employer contributions for 2005.

NOTE 12 RELATED PARTY TRANSACTIONS:

At December 31, 2005, First Montauk Financial Corp. owed the Company $430,385 as a result of the timing of cash transfers.

NOTE 13 NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined. At December 31, 2005, the Company had net capital of $2,592,441 which was $2,337,751 in excess of its required net capital of $254,690. The Company's net capital ratio was 1.47 to 1.

NOTE 14 SUBSEQUENT EVENTS (UNAUDITED):

Separation Agreement:

On February 1, 2006, FMFC entered into a Separation Agreement ("Agreement") with its Chairman of the Board which provides for the termination of his employment as of that date. The Agreement provides for him to remain as the Chairman of FMFC.

Pursuant to the terms of the Agreement, the Company paid the Chairman $300,000 and issued a promissory note in the amount of $550,217 plus interest at the rate of 4.5% per annum for 48 months; will continue to provide the Chairman and his wife with medical insurance coverage for 48 months; and, an automobile allowance of $600 for 36 months.

FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

FIRST MONTAUK SECURITIES CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2005
(See Independent Auditors' Report)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION – SCHEDULE I
AS OF DECEMBER 31, 2005
(See Independent Auditors' Report)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

TOTAL STOCKHOLDER'S EQUITY	$ 4,409,525
Nonallowable assets:	
Employee and broker receivables, net of reserves and offsetting commissions payable of $1,085,135	309,199
Furniture, equipment and leasehold improvements – net	322,143
Other assets	1,120,008
Total nonallowable assets	1,751,350
Net capital before haircuts on securities position	2,658,175
Haircuts on securities:	
Corporate stocks	7,298
Corporate bonds	44,035
U.S. government agency, options and exempt obligations	14,401
TOTAL HAIRCUTS	65,734
NET CAPITAL	2,592,441
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of aggregate indebtedness of $3,820,350	254,690
Excess net capital	$ 2,337,751
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$ 2,210,406
Ratio of aggregate indebtedness to net capital	1.47
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting broker receivables of $413,293	$ 2,027,380
Accounts payable and accrued expenses	1,792,970
	$ 3,820,350

There are no material differences between the computation of net capital computed on this Schedule I and as reported by the Company in Part II-A of its revised FOCUS Report as of December 31, 2005.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
First Montauk Securities Corp.
Red Bank, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of First Montauk Securities Corp. (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such purchases and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, National Association of Securities Dealer, Inc. and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than those specified parties.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 27, 2006